Exhibit 99.1 Press release

WiLAN Announces Election of Directors

OTTAWA, Canada – April 21, 2017 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASDAQ:WILN) today announced that all of management’s nominees listed in its March 10, 2017 management proxy circular were elected as directors of the Company at WiLAN’s April 20, 2017 annual shareholders’ meeting (the “Annual Meeting”).  The detailed results of the vote for the election of directors held at the Annual Meeting are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Roxanne Anderson	38,778,209	96.88%	1,247,486	3.12%
Dr. Michel Tewfik Fattouche	37,344,032	93.30%	2,681,663	6.70%
John Kendall Gillberry	39,078,614	97.63%	947,081	2.37%
Ron Laurie	39,179,869	97.89%	845,826	2.11%
W. Paul McCarten	39,177,591	97.88%	848,104	2.12%
Ian McKinnon	39,524,134	98.75%	501,561	1.25%
Richard J. Shorkey	38,772,395	96.87%	1,253,300	3.13%
James Douglas Skippen	39,228,302	98.01%	797,393	1.99%

WiLAN also confirmed that shareholders approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Dave Mason

Investor Relations

LodeRock Advisors Inc.

T: 613.688.1693

E: dave.mason@loderockadvisors.com

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